Exhibit 4.2

Description of Registered Securities
Actuant Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is its Class A Common Stock, $.20 par value (“Class A Common”). Shares of the Class A Common are listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “ATU”.
The following is a summary of selected provisions of the Company’s Restated Articles of Incorporation, as amended (the “Articles”), its Amended and Restated Bylaws, as amended (the “Bylaws”), and of the Wisconsin Business Corporation Law (the “WBCL”). This summary is not complete and is subject to, and qualified in its entirety by reference to, the Articles and the Bylaws, which have been filed as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and the WBCL.
The authorized capital stock of the Company as of August 31, 2019 consisted of 168,000,000 shares of Class A Common of which 60,465,111 shares were issued and outstanding and 21,455,568 were held as treasury shares; 1,500,000 shares of Class B Common Stock, $.20 par value (“Class B Common”), none of which were issued and outstanding; and 160,000 shares of Cumulative Preferred Stock, $1.00 par value (“Preferred Stock”), none of which have been issued. Class A Common and Class B Common are collectively referred to herein as “Common Stock.” Although no shares of Preferred Stock or Class B Common are outstanding, and all previously outstanding shares of Class B Common were converted into shares of Class A Common many years ago, the Company’s Board of Directors is authorized to issue shares of Preferred Stock or Class B Common without any action on the part of the Company’s shareholders, except to the extent that shareholder approval is required under the applicable rules of the NYSE. Accordingly, this summary includes a discussion of the Preferred Stock and Class B Common because the rights of holders of shares of Class A Common would be affected if shares of Preferred Stock and Class B Common were to be issued.
Preferred Stock
The Preferred Stock may be issued in one or more series providing for such designations, preferences, relative rights, dividend rates, voting, liquidation, redemption, and conversion rights, and such other terms and conditions as the Company’s Board of Directors may determine and which shall be stated in the resolution providing for the designation and issue of such series, subject to the limitations described below, without further approval by holders of Common Stock. If any shares of Class B Common were outstanding, any voting rights conferred on holders of Preferred Stock would be limited, with respect to the election of directors, to the power to vote together with holders of Class A Common in electing a “maximum minority” of the Board of Directors, as described under “-Common Stock” below.
If the Company issues any shares of Preferred Stock, the Company would be permitted to pay dividends or make other distributions upon the Common Stock (except for distributions payable in shares of Common Stock) only after paying or setting apart funds for payment of current dividends and any accrued but unpaid dividends upon the outstanding shares of Preferred Stock, at the rate or rates designated for each series of outstanding Preferred Stock. Dividends on the Preferred Stock are cumulative, so that if at any time the full amount of all dividends accrued on the Preferred Stock is not paid, the deficiency must be paid before any dividends or other distributions are paid or set apart on the Common Stock, other than dividends or distributions paid in Common Stock.
In the event of voluntary or involuntary liquidation of the Company, the holders of any outstanding Preferred Stock would be entitled to receive all accrued dividends on the Preferred Stock and the liquidation amount specified for each series of Preferred Stock before any amount may be distributed to holders of the Common Stock. Under the Articles, each series of preferred stock will, with respect to dividend rights and rights on liquidation, rank prior in right of payment to the Common Stock and on a parity in right of payment with each other series of Preferred Stock.
Under the Articles, all shares of Preferred Stock shall be identical except as to the following relative rights and preferences, as to which the Company’s Board of Directors may establish variations between different series not inconsistent with other provisions in the Articles: (i) the dividend rate, (ii) the price at and terms and conditions on which shares may be redeemed, (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation, (iv) sinking fund provisions for the redemption or purchase of shares, (v) the terms and conditions on which shares may be converted into Common Stock, if the shares of any series are issued with the privilege of conversion and (vi) voting rights, if any, subject to the provisions regarding voting rights summarized herein.

Common Stock
The rights and preferences of shares of Class A Common and Class B Common are identical, except as to voting power with respect to the election of directors and conversion rights.
On all matters other than the election of directors, the holders of Class A Common and Class B Common possess equal voting power of one vote per share, voting as a single class of stock, unless otherwise required by the WBCL. In the election of the Company’s Board of Directors, the holders of Class A Common, voting together as a single class with the holders of any Preferred Stock which has voting power, are entitled to elect a “maximum minority” of the number of directors to be elected. As a result of the “maximum minority” provision, the holders of the Class B Common, voting as a separate class, are entitled to elect the balance of the directors, constituting a “minimum majority” of the number of directors to be elected. If an even number of directors is to be elected, the holders of Class B Common will be entitled to elect two more directors than the holders of Class A Common and any Preferred Stock having voting power; if the number of directors to be elected is an odd number, the holders of Class B Common will be entitled to elect one more director than the holders of Class A Common and any Preferred Stock having voting power. In the event there are no shares of Class B Common outstanding, holders of Class A Common, together with holders of any Preferred Stock having voting power, shall elect all of the directors to be elected. A director, once elected and duly qualified, may be removed only by the requisite affirmative vote of the holders of that class of stock by which such director was elected.
Holders of shares of Class A common stock and Class B common stock are ratably entitled to such dividends as the Company’s Board of Directors may declare out of funds legally available therefore, except as described below in the case of stock dividends. If the Company were to issue any shares of Preferred Stock, no dividends could be paid or set apart for payment on shares of Common Stock, unless paid in Common Stock, until full cumulative dividends accrued on all of the issued and outstanding shares of Preferred Stock had been paid or set apart for payment. Stock dividends on shares of Class A Common may be paid only in shares of Class A Common and stock dividends on shares of Class B Common may be paid only in shares of Class B Common.
In the event that the Company issues any shares of Class B Common, any holder of shares of Class B Common may convert any or all of those shares into Class A Common on a share-for-share basis. If the Company issues any shares of Class B Common and the number of outstanding shares of Class B Common is reduced to less than 500,000 shares, adjusted to reflect any stock splits, stock dividends or similar transactions, all of the outstanding shares of Class B Common would be automatically converted into shares of Class A Common on a share-for-share basis. Holders of shares of Class A Common do not have any conversion rights.
In the event of the Company’s dissolution or liquidation, the holders of shares of Class A Common and of shares of Class B Common would be entitled to share ratably in all of assets remaining after payment of the Company’s liabilities and satisfaction of the rights of any series of Preferred Stock that may be outstanding. There are no redemption or sinking fund provisions with respect to the Common Stock.
Under the WBCL, when the Company receives the consideration for which its Board of Directors authorized the issuance of shares, the shares issued for that consideration are fully paid and nonassessable. Former Section 180.0622(2)(b) of the WBCL imposed personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case. Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the WBCL was repealed effective June 14, 2006 and is not applicable to obligations incurred by the Company on or after such date.
General
The Articles provide that the affirmative vote of two-thirds of all shares entitled to vote thereon (and/or of each class which shall be entitled to vote thereon as a class) is required in order to constitute shareholder approval or adoption of a merger, consolidation, or liquidation of the Company, sale, lease, exchange or other disposition of all or substantially all of its assets, amendment of the Articles or the Bylaws, or removal of a director.
The Company’s directors are currently elected to serve one-year terms. As permitted by the WBCL, the Articles provide that the Bylaws (which may be amended by the Company’s Board of Directors or by the shareholders) may provide for the division of the Company’s Board of Directors into two or three classes of directors and for the terms and manner of election not inconsistent with the applicable provisions of the WBCL. If the Bylaws were amended to so classify the Board of Directors and any shares of Class B Common were outstanding, each class of directors will contain as nearly as possible an equal number of directors elected by the holders of shares of Class A Common and any outstanding Preferred Stock, voting as a single class, and will also contain as nearly as possible an equal number of directors elected by holders of Class B Common, subject to the right of the holders of the shares of Class B Common to elect the minimum majority of the Board of Directors as described above.

Holders of capital stock of the Company do not have preemptive or other subscription rights to purchase or subscribe for unissued stock or other securities of the Company.
Certain statutory provisions
Wisconsin law, under which the Company is incorporated, contains certain provisions that may be important when considering the rights of holders of shares of Class A Common. The description set forth below is intended as a summary only. For complete information, please review the applicable provisions of the WBCL.
These provisions of the WBCL, the ability to issue additional shares of Common Stock and Preferred Stock without further shareholder approval (except as required under applicable rules of the NYSE), and certain other provisions of the Articles and Bylaws (discussed above) could have the effect, among others, of discouraging take-over proposals for the Company, delaying or preventing a change in control, or impeding a business combination between the Company and any of its major shareholders.
Business combination statute
Sections 180.1140 to 180.1144 of the WBCL regulate a broad range of business combinations between a resident domestic corporation and an “interested stockholder.” A “business combination” is defined to include any of the following transactions:

•	a merger or share exchange,

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a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the aggregate market value of the stock or assets of the corporation or 10% of its earning power or income,

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock,

•	the adoption of a plan of liquidation or dissolution,

•
any reclassification of securities or recapitalization of the resident domestic corporation, or any other transaction, if the effect is to increase the proportionate share of its securities owned by the interested stockholder, and

•
receipt by an interested stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance provided by or through the corporation or its subsidiary, unless the benefit is received proportionately by all shareholders.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents of Wisconsin. As of August 31, 2019, the Company would be a resident domestic corporation for purposes of these statutory provisions.
An “interested stockholder” is defined to mean a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within the prior three years.
Under this law, the Company cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the Company’s Board of Directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before the acquisition. The Company may engage in a business combination with an interested stockholder after the expiration of the three-year period with respect to that interested stockholder only if one or more of the following conditions is satisfied: (i) the Company’s Board of Directors approved the acquisition of the stock before the date on which the interested stockholder acquired the shares, (ii) the business combination is approved by a majority of the Company’s outstanding voting stock not beneficially owned by the interested stockholder or (iii) the consideration to be received by the Company’s shareholders meets certain fair price requirements of the statute with respect to form and amount.
Fair price statute
The WBCL also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation, such as the Company, require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the Company, or is an affiliate of the Company and beneficially owned, directly or indirectly, 10% or more of the voting stock of the Company within the prior two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the Company’s stock and at least two-thirds of the voting power of the Company’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless:
(a) the aggregate value of the per share consideration is equal to the highest of:

•
the highest per share price paid for any shares of Common Stock of the Company by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination,

•
the market value per share of the Company’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or

•	the highest preferential amount per share in a liquidation or dissolution to which holders of the shares would be entitled, and
(b) the significant shareholder offers either cash or the same form of consideration used by the significant shareholder to acquire the largest number of shares it acquired.
Section 180.1132(2)(c) of the WBCL permits a corporation to elect to not be governed by Sections 180.1130 to 180.1134 (Section 180.1134 is described below) upon the amendment to its articles of incorporation to so provide if such amendment is approved by specified supermajority votes of the shareholders. The Articles include no such provision.
Defensive action restrictions
Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before the corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares or (ii) sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three directors who are not officers or employees and a majority of the directors who are not officers or employees vote not to have this provision apply to the corporation.
Control share voting restrictions
Under Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the corporation’s board of directors, the voting power of shares of a resident domestic corporation held by any person, or group of persons acting together, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired before April 22, 1986, shares acquired in certain specified transactions, or shares acquired in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. In addition, this restriction does not apply if the corporation’s articles of incorporation include a provision that the restriction of this statute will not apply or its board of directors adopt a resolution specifying that the restriction does not apply. The Articles include no such provision.
Constituency or stakeholder provision
Under Section 180.0827 of the WBCL, in discharging his or her duties as a director or officer and in determining what he or she believes to be in our best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.